SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                            Report of Foreign Private
                                     Issuer
                       Pursuant to Rule 13a -16 or 15d -16
                                       of
                       the Securities Exchange Act of 1934


        Report on Form 6-K the period from 11 March 2006 to 24 March 2006

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F   X   Form 40-F
                                   -----           -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


     Enclosures:
     1. A notification dated 13 March 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 10 March 2006 the Company had 512,927,727 Ordinary shares in issue.
     2. A notification dated 13 March 2006 advising that an application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 4,000,000 Ordinary shares of 25p each under the Executive Share Option Scheme.
     3. A notification dated 14 March 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 13 March 2006 the Company had 512,955,568 Ordinary shares in issue.
     4. A notification dated 16 March 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 15 March 2006 the Company had 512,963,517 Ordinary shares in issue.
     5. A notification dated 16 March 2006 advising of a disposal by Ogier Trustee (Jersey) Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 96,303 Ordinary shares in the Company in which the directors have a technical interest.
     6. A notification dated 17 March 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 16 March 2006 the Company had 513,008,527 Ordinary shares in issue.
     7. A notification dated 20 March 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 17 March 2006 the Company had 513,010,601 Ordinary shares in issue.
     8. A notification dated 20 March 2006 advising that a copy of a document issued to shareholders providing a summary of the pre-conditional recommended cash offer for BOC by Linde AG was available at the UKLA Document Viewing Facility.
     9. A notification dated 21 March 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 20 March 2006 the Company had 513,022,211 Ordinary shares in issue.
     10. A notification dated 22 March 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 21 March 2006 the Company had 513,022,711 Ordinary shares in issue.
     11. A notification dated 22 March 2006 advising that Bear Stearns International Trading Limited have a 3.068% interest in the issued Ordinary share capital of the Company.
     12. A notification dated 23 March 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 22 March 2006 the Company had 513,072,928 Ordinary shares in issue.
     13. A notification dated 23 March 2006 advising that Zurich Financial Services and its Group no longer have a notifiable interest in the issued Ordinary share capital of the Company.
     14. A notification dated 23 March 2006 advising that Deutsche Bank AG have a 3.21% interest in the issued Ordinary share capital of the Company.
     15. A notification dated 24 March 2006 advising of a disposal by Ogier Trustee (Jersey) Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 6,488 Ordinary shares in the Company in which the directors have a technical interest.
     16.  A notification dated 24 March 2006 in accordance with Rules 8.1(a) and
          (b) (i) of the City Code on Takeovers and Mergers advising of dealings by directors (together with their close relatives and related trusts) of The BOC Group plc and its subsidiaries and fellow subsidiaries and their associated companies.

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                      INFORMATION SERVICE ON 13 MARCH 2006
                  AT 07.01 HRS UNDER REF: PRNUK-1303060653-B8BB


13 March 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 10 March 2006 it had in issue 512,927,727 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                      INFORMATION SERVICE ON 13 MARCH 2006
                  AT 13.19 HRS UNDER REF: PRNUK-1303061318-8179

13 March 2006


The BOC Group plc - Block Listing Application


Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 4,000,000 Ordinary shares of 25p each under the Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                      INFORMATION SERVICE ON 14 MARCH 2006
                  AT 08.59 HRS UNDER REF: PRNUK-1403060858-058D



14 March 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 13 March 2006 it had in issue 512,955,568 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                      INFORMATION SERVICE ON 16 MARCH 2006
                  AT 07.02 HRS UNDER REF: PRNUK-1603060651-727E



16 March 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 15 March 2006 it had in issue 512,963,517 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                      INFORMATION SERVICE ON 16 MARCH 2006
                  AT 16.46 HRS UNDER REF: PRNUK-1603061644-BDD9

16 March 2006

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the following disposals on 16 March 2006:

90,990 Ordinary shares of 25p each in the Company at an average exercise price of 948p per share

5,313 Ordinary shares of 25p each in the Company at nil cost per share by Ogier Trustee (Jersey) Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 96,303 Ordinary shares, the Trustee now holds 4,302,113 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 4,302,113 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                      INFORMATION SERVICE ON 17 MARCH 2006
                  AT 07.00 HRS UNDER REF: PRNUK-1703060651-82F8


17 March 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 16 March 2006 it had in issue 513,008,527 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                      INFORMATION SERVICE ON 20 MARCH 2006
                  AT 07.01 HRS UNDER REF: PRNUK-2003060657-FF52



20 March 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 17 March 2006 it had in issue 513,010,601 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                      INFORMATION SERVICE ON 20 MARCH 2006
                  AT 16.00 HRS UNDER REF: PRNUK-2003061559-A58D



20 March 2006

THE BOC GROUP plc - DOCUMENT ISSUED TO SHAREHOLDERS PROVIDING A SUMMARY OF THE PRE-CONDITIONAL RECOMMENDED CASH OFFER FOR BOC BY LINDE AG

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel.no. (0)20 7066 1000

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                      INFORMATION SERVICE ON 21 MARCH 2006
                  AT 07.00 HRS UNDER REF: PRNUK-2103060655-D05D


21 March 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 20 March 2006 it had in issue 513,022,211 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                      INFORMATION SERVICE ON 22 MARCH 2006
                  AT 07.01 HRS UNDER REF: PRNUK-2203060651-8057


22 March 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 21 March 2006 it had in issue 513,022,711 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE ON 22 MARCH 2006 AT 13.48 HRS UNDER REF: PRNUK-2203061347-5E44

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

-------------------------------------------------------------------------------------------------------------------------------
1.   Name of company                                            2.   Name of shareholder having a major interest

-------------------------------------------------------------------------------------------------------------------------------
     THE BOC GROUP plc                                               BEAR STEARNS INTERNATIONAL TRADING LIMITED

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
3.   Please state whether notification indicates that it is     4.   Name of the registered holder(s) and, if more than one
     in respect of holding of the shareholder named in 2             holder, the number of shares held by each of them
     above or in respect of a non-beneficial interest or in
     the case of an individual holder if it is a holding of
     that person's spouse or children under the age of 18
-------------------------------------------------------------------------------------------------------------------------------
     NOTIFICATION IN RESPECT OF A PARTY                              SEE ADDITIONAL INFORMATION
     NAMED IN 2 ABOVE
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
5.   Number of                  6.   Percentage of issued       7.   Number of shares/amount    8.   Percentage of issued class
     shares/amount of stock           class                          of stock disposed
     acquired
-------------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
9.   Class of security                                          10.  Date of transaction        11.  Date company informed

-------------------------------------------------------------------------------------------------------------------------------
     ORDINARY SHARES OF 25P EACH                                     17 MARCH 2006                   22 MARCH 2006

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
12.  Total holding following this notification                  13.  Total percentage holding of issued class following this notification
-------------------------------------------------------------------------------------------------------------------------------
     15,738,216                                                      3.068%

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
14.  Any additional information                                 15.  Name of contact and telephone number for queries

-------------------------------------------------------------------------------------------------------------------------------
     IN A LETTER DATED 20 MARCH 2006 RECEIVED                        SARAH LARKINS
     ON 22 MARCH, THE BOC GROUP plc HAS BEEN                         ASSISTANT COMPANY SECRETARY
     ADVISED THAT BEAR STEARNS                                       01276 807383
     INTERNATIONAL TRADING LIMITED HOLDS A
     3.068% INTEREST IN THE ORDINARY SHARE
     CAPITAL OF THE COMPANY.
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
16.  Name and signature of authorised company official responsible for making this notification

-------------------------------------------------------------------------------------------------------------------------------
     SARAH LARKINS

-------------------------------------------------------------------------------------------------------------------------------

Date of notification   22 MARCH 2006

-------------------------------------------------------------------------------------------------------------------------------

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                      INFORMATION SERVICE ON 23 MARCH 2006
                  AT 07.00 HRS UNDER REF: PRNUK-2303060658-1DAC


23 March 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 22 March 2006 it had in issue 513,072,928 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

THE BOC GROUP PLC ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE ON 23 MARCH 2006 AT 08.19 HRS UNDER REF: PRNUK-2303060818-5F05

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

-------------------------------------------------------------------------------------------------------------------------------
1.   Name of company                                            2.   Name of shareholder having a major interest

     THE BOC GROUP plc                                               ZURICH FINANCIAL SERVICES AND ITS GROUP

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
3.   Please state whether notification indicates that           4.   Name of the registered holder(s) and, if more than one
     it is in respect of holding of the shareholder                  holder, the number of shares held by each of them
     named in 2 above or in respect of a non-
     beneficial interest or in the case of an                        SEE ADDITIONAL INFORMATION.
     individual holder if it is a holding of that
     person's spouse or children under the age of
     18

     NOTIFICATION IN RESPECT OF PARTY NAMED
     IN 2 ABOVE.

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
5.   Number of                  6.   Percentage of issued       7.   Number of                  8.   Percentage of issued class
     shares/amount of                class                           shares/amount of stock
     stock acquired                                                  disposed

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
9.   Class of security                                          10. Date of transaction         11.  Date company informed

     ORDINARY SHARES OF 25p EACH                                     22 MARCH 2006                   22 MARCH 2006


-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
12.  Total holding following this notification                  13.  Total percentage holding of issued class following this notification


-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
14.  Any additional information                                 15.  Name of contact and telephone number for queries

     THE BOC GROUP plc HAD PREVIOUSLY BEEN                           SARAH LARKINS
     ADVISED THAT PURSUANT TO S198 OF THE                            ASSISTANT COMPANY SECRETARY
     COMPANIES ACT, ZURICH FINANCIAL                                 01276 807383
     SERVICES AND ITS GROUP HAD AN INTEREST
     OF 3.01% IN THE ORDINARY CAPITAL OF THE
     COMPANY.

     IN A LETTER DATED 22 MARCH 2006 THE BOC
     GROUP plc HAS BEEN NOTIFIED THAT ZURICH
     FINANCIAL SERVICES AND ITS GROUP NO
     LONGER HAS A NOTIFIABLE INTEREST IN THE
     ORDINARY SHARE CAPITAL OF THE
     COMPANY.

-------------------------------------------------------------------------------------------------------------------------------

                                                                   Page 15 of 30

-------------------------------------------------------------------------------------------------------------------------------
16. Name and signature of authorised company official responsible for making this notification

      SARAH LARKINS

-------------------------------------------------------------------------------------------------------------------------------

Date of notification ___23 MARCH 2006_________

-------------------------------------------------------------------------------------------------------------------------------

THE BOC GROUP PLC ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE ON 23 MARCH 2006 AT 11.22 HRS UNDER REF: PRNUK-2303061121-0FFF

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

-------------------------------------------------------------------------------------------------------------------------------
1.   Name of company                                            2.   Name of shareholder having a major interest

-------------------------------------------------------------------------------------------------------------------------------
     THE BOC GROUP plc                                               DEUTSCHE BANK AG

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
3.   Please state whether notification indicates that it is     4.   Name of the registered holder(s) and, if more than one holder,
     in respect of holding of the shareholder named in 2             the number of shares held by each of them
     above or in respect of a non-beneficial interest or in
     the case of an individual holder if it is a holding of
     that person's spouse or children under the age of 18

     NOTIFICATION IN RESPECT OF A PARTY                              SEE ADDITIONAL INFORMATION.
     NAMED IN 2 ABOVE.
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
5.   Number of                  6.   Percentage of issued       7.   Number of shares/amount    8.  Percentage of issued class
     shares/amount of stock          class                           of stock disposed
     acquired
-------------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
9.   Class of security                                          10.  Date of transaction        11.  Date company informed

-------------------------------------------------------------------------------------------------------------------------------
     ORDINARY SHARES OF 25P EACH                                     22 MARCH 2006                   23 MARCH 2006

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
12.  Total holding following this notification                  13.  Total percentage holding of issued class following this notification
-------------------------------------------------------------------------------------------------------------------------------
     16,476,775                                                      3.21%

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
14.  Any additional information                                 15.  Name of contact and telephone number for queries

-------------------------------------------------------------------------------------------------------------------------------
     IN A LETTER DATED 22 MARCH 2006, THE BOC                        SARAH LARKINS
     GROUP plc HAS BEEN ADVISED THAT                                 ASSISTANT COMPANY SECRETARY
     DEUTSCHE BANK AG HOLDS A 3.21% INTEREST                         01276 807383
     IN THE ORDINARY SHARE CAPITAL OF THE
     COMPANY.
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
16.  Name and signature of authorised company official responsible for making this notification

-------------------------------------------------------------------------------------------------------------------------------
     SARAH LARKINS

-------------------------------------------------------------------------------------------------------------------------------

Date of notification   23 MARCH 2006

-------------------------------------------------------------------------------------------------------------------------------

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                      INFORMATION SERVICE ON 24 MARCH 2006
                  AT 16.09 HRS UNDER REF: PRNUK-2403061608-91B1

24 March 2006

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 24 March 2006 of 6,488 Ordinary shares of 25p each in the Company at nil cost per share by Ogier Trustee (Jersey) Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 6,488 Ordinary shares, the Trustee now holds 4,295,625 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 4,295,625 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                      INFORMATION SERVICE ON 24 MARCH 2006
                  AT 16.22 HRS UNDER REF: PRNUK-2403061620-9A9A


                                                                        FORM 8.1

           DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
                   FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
       (Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1.   KEY INFORMATION

------------------------------------------------------ ----------------------------------------------------
Name of person dealing (Note 1)                        See attached Schedule

------------------------------------------------------ ----------------------------------------------------
Company dealt in                                       The BOC Group plc

------------------------------------------------------ ----------------------------------------------------
Class of relevant security to which the dealings       Ordinary Shares of 25 pence each
being disclosed relate (Note 2)
------------------------------------------------------ ----------------------------------------------------
Date of dealing                                        See attached Schedule

------------------------------------------------------ ----------------------------------------------------


2.   INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

------------------------------------- ---------------------------------- ----------------------------------
                                                    Long                               Short

------------------------------------- ---------------------------------- ----------------------------------
                                       Number                       (%)   Number                       (%)
------------------------------------- ---------------------------------- ----------------------------------
(1) Relevant securities                     See attached Schedule              See attached Schedule

------------------------------------- ---------------------------------- ----------------------------------
(2) Derivatives (other than options)                 N/A                                N/A

------------------------------------- ---------------------------------- ----------------------------------
(3) Options and agreements to                        N/A                                N/A
purchase/sell

------------------------------------- ---------------------------------- ----------------------------------
Total                                       See attached Schedule              See attached Schedule

------------------------------------- ---------------------------------- ----------------------------------

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

------------------------------------- ---------------------------------- ----------------------------------
Class of relevant security:                         Long                               Short

------------------------------------- ---------------------------------- ----------------------------------
                                       Number                       (%)   Number                       (%)
------------------------------------- ---------------------------------- ----------------------------------
(1) Relevant securities                              N/A                                N/A

------------------------------------- ---------------------------------- ----------------------------------
(2) Derivatives (other than options)                 N/A                                N/A

------------------------------------- ---------------------------------- ----------------------------------
(3) Options and agreements to                        N/A                                N/A
purchase/sell

------------------------------------- ---------------------------------- ----------------------------------
Total                                                N/A                                N/A

------------------------------------- ---------------------------------- ----------------------------------

(c)  Rights to subscribe (Note 3)

------------------------------------------------------ ----------------------------------------------------
Class of relevant security:                             Details

------------------------------------------------------ ----------------------------------------------------
Ordinary Shares of 25 pence each                        See attached Schedule

------------------------------------------------------ ----------------------------------------------------

3.   DEALINGS (Note 4)

(a)  Purchases and sales

------------------------------------- ---------------------------------- ----------------------------------
Purchase/sale                          Number of securities               Price per unit (Note 5)

------------------------------------- ---------------------------------- ----------------------------------
See attached Schedule

------------------------------------- ---------------------------------- ----------------------------------

(b)  Derivatives transactions (other than options)

---------------------------- ------------------------- -------------------------- -------------------------
Product name,                 Long/short (Note 6)       Number of securities       Price per unit (Note 5)
e.g. CFD                                                (Note 7)
---------------------------- ------------------------- -------------------------- -------------------------
N/A

---------------------------- ------------------------- -------------------------- -------------------------

(c)  Options transactions in respect of existing securities

(i)  Writing, selling, purchasing or varying

----------------- -------------- -------------- -------------- -------------- -------------- --------------
Product name,      Writing,       Number of      Exercise       Type, e.g.     Expiry         Option money
e.g. call          selling,       securities     price          American,      date           paid/
option             purchasing,    to which the                  European etc.                 received per
                   varying etc.   option                                                      unit (Note 5)
                                  relates
                                  (Note 7)
----------------- -------------- -------------- -------------- -------------- -------------- --------------
N/A                N/A            N/A            N/A            N/A            N/A            N/A
----------------- -------------- -------------- -------------- -------------- -------------- --------------

(ii) Exercising

------------------------------------- ---------------------------------- ----------------------------------
Product name, e.g. call option         Number of securities               Exercise price per unit (Note 5)
------------------------------------- ---------------------------------- ----------------------------------
See attached Schedule                  N/A                                N/A

------------------------------------- ---------------------------------- ----------------------------------

(d)  Other dealings (including new securities) (Note 4)

------------------------------------- ---------------------------------- ----------------------------------
Nature of transaction (Note 8)         Details                            Price per unit (if applicable)
                                                                         (Note 5)
------------------------------------- ---------------------------------- ----------------------------------
N/A                                    N/A                                N/A

------------------------------------- ---------------------------------- ----------------------------------

4.   OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

--------------------------------------------------------------------------------
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
--------------------------------------------------------------------------------
None
--------------------------------------------------------------------------------

Is a Supplemental Form 8 attached? (Note 9)                            NO

----------------------------------------------------- -----------------------------------------------------
Date of disclosure                                     24 March 2006

----------------------------------------------------- -----------------------------------------------------
Contact name                                           Carol Hunt

----------------------------------------------------- -----------------------------------------------------
Telephone number                                       01276 807759

----------------------------------------------------- -----------------------------------------------------
Name of offeree/offeror with which associated          The BOC Group plc

----------------------------------------------------- -----------------------------------------------------
Specify category and nature of associate status        Category (3) - directors (together with their
(Note 10)                                              close relatives and related trusts) of The BOC
                                                       Group plc and its subsidiaries and fellow
                                                       subsidiaries and their associated companies
----------------------------------------------------- -----------------------------------------------------


Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
---------------------------

                                    SCHEDULE
                     Form 8.1 Aggregated Dealings Disclosure
                     ---------------------------------------
        For category 3 associates the period 24 January to 24 March 2006
        ----------------------------------------------------------------
Part A - Purchases and Sales

-------------------------------- ----------------- ------------------ ------------------ --------------- ---------------------------
                                                                                                         Resultant holding of
                                                                                                         shares
                                                                                                         (excl. shares under
Name                             Date of dealing   Purchase/Sale      Number of          Price ((pound)) option)
                                                                      shares
                                                                                                         Number              %
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Anderson Mark Stephen            6 Feb 2006        Sale (Option)      8,000              1483.534p       Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Baudhuin Kevin                   6 Feb 2006        Sale (Option)      66,185             1483.534p       Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Beech David                      24 Jan 2006       Sale (Option)      5,000              1465.3157p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Beech David                      24 Jan 2006       Sale               189                1370.0p         Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Beech David                      3 Feb 2006        Sale (Option)      10,000             1487.0p         Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Beckman Juergen                  2 Feb 2006        Sale (Option)      3,750              1495.6835p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Blachier Olivier                 27 Jan 2006       Sale (Option)      10,250             1483.50p        Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Blake James P                    27 Jan 2006       Sale (Option)      36,851             1476.0p         Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Blake James P                    6 Feb 2006        Sale (Option)      18,914             1483.534p       Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Blake James P                    10 Feb 2006       Sale (Option)      16,462             1480.3502p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Boroweic Stanley                 24 Jan 2006       Sale (Option)      14,475             1152.8124p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Boroweic Stanley                 27 Jan 2006       Sale (Option)      29,159             1494.5021p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Botas Nelson                     2 Feb 2006        Sale (Option)      1,000              1016.0p         Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Boyce James                      9 Feb 2006        Sale (Option)      84,000             1490.8003p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Bradley Christopher              8 Feb 2006        Sale (Option)      42,347             1458.5498p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Brett Lesley                     24 Jan 2006       Sale (Option)      2,000              1464.0p         1,272         0.0002
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Brooks David Leonard             8 Feb 2006        Sale (Option)      6,272              1458.5498p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Brooks David Leonard             13 Feb 2006       Sale (Option)      53,846             1478.4361p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Brown Gordon John                24 Jan 2006       Sale (Option)      75,000             1462.0364p      7,881         0.001
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Brown Gordon John                23 Feb 2006       Sale               1,600              1505.07p        6,281         0.001
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Browning Christopher Kenneth     26 Jan 2006       Sale (Option)      10,000             1463.0897p      4,418         0.0009
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Browning Christopher Kenneth     27 Jan 2006       Sale (Option)      10,000             1463.0897p      4,418         0.0009
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Cedeno Eric G                    27 Jan 2006       Sale (Option)      16,500             1468.7846p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Cho Keon Kwan                    1 Mar 2006        Sale (Option)      6,000              1543.0p         Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Chutumstid Keerin                27 Jan 2006       Sale (Option)      16,000             1476.0p         Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Cole Michael John                25 Jan 2006       Sale (Option)      84,000             1472.2457p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Cole Michael John                7 Feb 2006        Sale (Option)      31,899             1470.3521p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Currie Bruce                     30 Jan 2006       Sale (Option)      14,000             1498.8573p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Currie Bruce                     16 Feb 2006       Sale (Option)      10,328             1478.4445p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Currie Bruce                     17 Feb 2006       Sale (Option)      2,172              1478.4445p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Dong Lian Zhong                  16 Feb 2006       Sale (Option)      2,000              1486.0p         Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Donovan Gerald J                 24 Jan 2006       Sale (Option)      35,000             1465.0p         1,216         0.0002
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Donovan Gerald J                 1 Feb 2006        Purchase (DRIP)    13                 1486.5p         1,229         0.0002
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Ellis Steven                     27 Jan 2006       Sale (Option)      3,282              1463.0897p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Ellis Steven                     21 Feb 2006       Sale (Option)      11,718             1501.0p         Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Emslie Brian Simpson             24 Jan 2006       Sale (Option)      40,000             1384.6909p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Emslie Brian Simpson             26 Jan 2006       Sale (Option)      33,000             1471.535p       Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Emslie Brian Simpson             10 Feb 2006       Sale (Option)      7,603              1478.9707p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Evans John                       27 Jan 2006       Sale (Option)      9,000              1463.0897p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Evans John                       17 Feb 2006       Sale (Option)      5,000              1477.0p         Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Fleming Patricia                 10 Feb 2006       Sale (Option)      15,000             1475.3333p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Fleming Patricia                 21 Mar 2006       Sale (Option)      15,500             1549.0p         Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Flynn Michael Kevin              24 Jan 2006       Sale (Option)      37,500             1384.6909p      143           0.00002
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Flynn Michael Kevin              24 Jan 2006       Sale (Option)      40,000             1470.1412p      143           0.00002
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Flynn Michael Kevin              1 Feb 2006        Purchase (DRIP)    1                  1486.5p         144           0.00002
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Ford James Alexander             24 Jan 2006       Sale (Option)      30,000             1460.2632p      41,090        0.008
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Ford James Alexander             26 Jan 2006       Sale (Option)      15,000             1471.535p       41,090        0.008
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Ford James Alexander             9 Feb 2006        Sale               2,150              1487.0p         38,940        0.0076
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Ford James Alexander             10 Feb 2006       Sale               2,150              1483.0p         36,790        0.007
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Ford James Alexander             2 Mar 2006        Sale (Option)      9,254              1547.0983p      36,790        0.007
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Galbally Edward                  24 Jan 2006       Sale (Option)      25,709             1190.0p         Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Galbally Edward                  24 Jan 2006       Sale (Option)      60,000             1462.0364p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Galbally Edward                  7 Feb 2006        Sale (Option)      8,651              1477.0p         Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Galbally Edward                  13 Feb 2006       Sale (Option)      32,891             1475.2649p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Gearing Richard John Netwon      24 Jan 2006       Sale (Option)      5,000              1460.2632p      78            0.00
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Gearing Richard John Newton      1 Feb 2006        Purchase (DRIP)    1                  1486.5p         79            0.00
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Gibbons Howard Martin            25 Jan 2006       Sale               2,750              1463.0p         15,600        0.003
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------


                                                                                                                      Page 22 of 30

-------------------------------- ----------------- ------------------ ------------------ --------------- ---------------------------
                                                                                                         Resultant holding of
                                                                                                         shares
                                                                                                         (excl. shares under
Name                             Date of dealing   Purchase/Sale      Number of          Price ((pound)) option)
                                                                      shares
                                                                                                         Number              %
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Gill Christopher                 14 Feb 2006       Sale (Option)      2,500              1471.2035p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Gill Christopher                 17 Feb 2006       Sale (Option)      5,000              1477.0p         Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Godley Russell Christopher       26 Jan 2006       Sale (Option)      5,000              1472.2457p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Godley Russell Christopher       27 Jan 2006       Sale (Option)      2,500              1494.5021p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Goldstraw Denis John             1 Feb 2006        Purchase (DRIP)    48                 1486.5p         4,442         0.0008
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Gwynn Martin Alistair            24 Jan 2006       Sale (Option)      85,000             1462.0364p      1,421         0.0003
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Gwynn Martin Alistair            2 Feb 2006        Sale               1,421              1467.0p         Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Gwynn Martin Alistair            6 Feb 2006        Sale (Option)      28,908             1478.3502p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Hamaguchi Hiroji                 27 Jan 2006       Sale (Option )     5,000              1463.0897p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Hart Bruce                       30 Jan 2006       Sale (Option)      1,000              1498.8573p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Hart Bruce                       1 Feb 2006        Sale (Option)      3,000              1486.0p         Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Harte Gareth                     27 Jan 2006       Sale (Option)      17,000             1476.0p         Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Hatcher David                    6 Feb 2006        Sale (Option)      10,500             1484.0p         Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Hayashitani Eiji                 6 Feb 2006        Sale (Option)      3,000              1484.0p         Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Hemming Anthony Alfred           26 Jan 2006       Sale (Option)      1,475              1472.0p         1,515         0.0003
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Hemming Anthony Alfred           31 Jan 2006       Sale (Option)      5,000              1481.8111p      1,515         0.0003
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Holzapfel Marc                   6 Feb 2006        Sale (Option)      8,000              1483.534p       Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Hudson Bernard                   24 Jan 2006       Sale (Option)      30,000             1465.3157p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Huggon Michael                   2 Feb 2006        Sale (Option)      54,000             1485.705p       2,059         0.0004
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Huggon Michael                   16 Feb 2006       Sale (Option)      13,234             1478.4445p      2,059         0.0004
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Hunton Nigel                     24 Jan 2006       Sale (Option)      11,048             1462.0364p      883           0.0002
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Hunton Nigel                     26 Jan 2006       Sale (Option)      2,952              1463.7385p      883           0.0002
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Hunton Nigel                     6 Feb 2006        Sale (Option)      7,118              1484.0p         883           0.0002
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Hunton Nigel                     16 Feb 2006       Sale (Option)      18,041             1486.0p         883           0.0002
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Hyland David                     25 Jan 2005       Sale (Option)      37,000             1472.2457p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Iantosca Alan                    31 Jan 2006       Sale (Option)      18,000             1485.8934p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Iantosca Alan                    14 Feb 2006       Sale (Option)      40,119             1471.2035p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Iantosca Alan                    17 Feb 2006       Sale (Option)      5,818              1471.2035p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Isaac Colin Gordon               6 Feb 2006        Sale (Option)      6,025              1478.3502p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Isaac Colin Gordon               8 Feb 2006        Sale (Option)      15,271             1462.0p         Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Jara Stuart                      26 Jan 2006       Sale (Option)      18,159             1472.0p         Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Jara Stuart                      27 Jan 2006       Sale (ADR)         160.3              $49.55          Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Je Jong Gyoon                    31 Jan 2006       Sale (Option)      16,000             1481.8466p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Jivakanum Narongsak              23 Feb 2006       Sale (Option)      6,500              1496.7715p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Kimber Brett                     13 Feb 2006       Sale (Option)      10,000             1473.4833p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Kobayashi Atsushi                7 Feb 2006        Sale (Option)      5,227              1475.147p       2,773         0.0005
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Kornbluth Philip Steven          24 Jan 2006       Sale (Option)      26,000             1462.0364p      1             0.00
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Kornbluth Philip Steven          26 Jan 2006       Sale (Option)      23,000             1464.0p         1             0.00
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Kornbluth Philip Steven          6 Feb 2006        Sale (Option)      32,000             1483.534p       1             0.00
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Kornbluth Philip Steven          24 Feb 2006       Sale (ADR)         318.5896           $52.32          Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Kusano Hiroshi                   27 Jan 2006       Sale (Option)      27,000             1493.0p         6,000         0.001
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Lafleur Christan                 27 Jan 2006       Sale (Option)      7,000              1463.0p         Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Lam Victor                       30 Jan 2006       Sale (Option)      17,500             1490.6672p      6,421         0.001
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Lam Victor                       1 Feb 2006        Purchase (DRIP)    69                 1486.5p         6,490         0.001
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Lavender-Jones Neil Anthony      26 Jan 2006       Sale (Option)      24,000             1472.2457p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Le James Manh Trung              30 Jan 2006       Sale (Option)      16,000             1490.6672p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Leeson Noel James                26 Jan 2006       Sale (Option)      79,000             1463.0897p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Leeson Noel James                6 Feb 2006        Sale (Option)      6,194              1484.0p         Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Leeson Noel James                15 Feb 2006       Sale (Option)      23,549             1461.706p       Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Lindsay David Neil               7 Feb 2006        Sale (Option)      10,799             1466.0389p      6,182         0.001
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
MacKay Ian                       30 Jan 2006       Sale (Option)      19,055             1498.8573p      945           0.0002
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
MacKay Ian                       24 Feb 2006       Sale               945                1481.0p         Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Matthews Jayne Susan             23 Feb 2006       Sale (Option)      2,964              1496.7715p      4,483         0.0009
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Meyer Daniel                     24 Jan 2006       Sale (Option)      5,000              1465.3157p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Meyer Daniel                     27 Jan 2006       Sale (Option)      16,220             1472.2457p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Meyer Daniel                     31 Jan 2006       Sale (Option)      4,000              1481.8466p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Meyer Daniel                     8 Feb 2006        Sale (Option)      5,000              1459.0p         Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Meyer Daniel                     8 Feb 2006        Sale (Option)      9,546              1478.4361p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Mitchell John                    27 Jan 2006       Sale (Option)      51,736             1483.5p         Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Mitchell John                    8 Feb 2006        Sale (Option)      35,712             1458.5498p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Mudge Alexander John             7 Feb 2006        Sale (Option)      13,675             1470.3521p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Newnham Anthony                  9 Feb 2006        Sale (Option)      500                1471.0p         Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Newlands Mark                    9 Feb 2006        Sale (Option)      17,970             1490.8003p      2,981         0.0006
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------

                                                                                                                      Page 23 of 30

-------------------------------- ----------------- ------------------ ------------------ --------------- ---------------------------
                                                                                                         Resultant holding of
                                                                                                         shares
                                                                                                         (excl. shares under
Name                             Date of dealing   Purchase/Sale      Number of          Price ((pound)) option)
                                                                      shares
                                                                                                         Number              %
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Occhipinti John                  24 Jan 2006       Sale (Option)      10,000             1465.3157p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Occhipinti John                  26 Jan 2006       Sale (Option)      10,000             1469.1997p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Occhipinti John                  27 Jan 2006       Sale (Option)      9,970              1494.5021p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Oliver Karen                     24 Jan 2006       Sale (Option)      14,799             1465.3157p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Ormrod Stephen Ellie             24 Jan 2006       Sale (Option)      30,000             1464.0p         11,153        0.002
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Ormrod Stephen Ellis             25 Jan 2006       Sale (Option)      14,000             1472.2457p      11,153        0.002
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Ormrod Stephen Ellis             31 Jan 2006       Sale (Option)      33,000             1481.8111p      11,153        0.002
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Ormrod Stephen Ellis             1 Feb 2006        Purchase (DRIP)    120                1486.5p         11,273        0.002
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Owen Peter Frederick             26 Jan 2006       Sale (Option)      50,000             1472.2457p      351           0.00
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Owen Peter Frederick             1 Feb 2006        Purchase (DRIP)    3                  1486.5p         354           0.00
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Owen Peter Frederick             6 Feb 2006        Sale (Option)      23,541             1484.0p         354           0.00
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Parker Clayton                   26 Jan 2006       Sale (Option)      114,000            1472.2457p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Parker Clayton                   6 Feb 2006        Sale (Option)      29,674             1478.3502p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Peckman Darron Roland            26 Jan 2006       Sale (Option)      10,500             1463.0897p      1,160         0.0002
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Peckman Darron Roland            27 Jan 2006       Sale (Option)      5,000              1463.0897p      1,160         0.0002
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Pilgrim David                    27 Jan 2006       Sale (Option)      13,250             1463.0897p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Predmore Harry                   8 Feb 2006        Sale (Option)      3,500              1459.0p         Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Redondo Maria Gabriela           26 Jan 2006       Sale (Option)      5,000              1472.2457p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Rice Anthony                     24 Jan 2006       Sale               957                1381.0p         Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Rice Anthony                     1 Feb 2006        Purchase (DRIP)    10                 1486.5p         10            0.00
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Shook Daniel                     6 Feb 2006        Sale (Option)      20,792             1484.0p         100           0.00
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Soltysik Andrzej                 28 Feb 2006       Sale (Option)      5,000              1509.0p         Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Spence Patrick Charles Gordon    21 Feb 2006       Sale (Option)      31,946             1503.0p         2,456         0.0005
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Stalica Lawrence                 24 Jan 2006       Sale (Option)      3,500              1464.0p         Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Stalica Lawrence                 6 Mar 2006        Purchase (ADR)     100 (ADR)          $54.099         100 ADR       0.00
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Stevenson Leslie George          6 Feb 2006        Sale (Option)      20,583             1484.0p         387           0.00
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Struthers Philip                 30 Jan 2006       Sale (Option)      8,000              1490.6672p      1,483         0.0003
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Struthers Philip                 6 Feb 2006        Sale (Option)      5,000              1483.534p       1,435         0.0003
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Taylor David William             24 Jan 2006       Sale (Option)      50,500             1384.6909p      484           0.00
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Taylor David William             1 Feb 2006        Purchase (DRIP)    5                  1486.5p         489           0.00
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Thitamethee Thanachai            20 Mar 2006       Sale (Option)      1,500              1548.0p         Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Thomas Philip Nigel              26 Jan 2006       Sale (Option)      34,540             1472.2457p      5,951         0.001
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Thomas Philip Nigel              1 Feb 2006        Sale               991                1465.0p         4,960         0.0009
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Thomas Philip Nigel              2 Feb 2006        Sale (Option)      10,000             1472.2457p      4,960         0.0009
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Turner Peter Andrew              9 Mar 2006        Sale (Option)      18,779             1547.0p         1,793         0.0003
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Watkins Alan Michael             30 Jan 2006       Sale (Option)      16,979             1489.4951p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Watson Jeremy Daniel             26 Jan 2006       Sale (Option)      5,500              1463.7385p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Watson Jeremy Daniel             27 Jan 2006       Sale (Option)      5,000              1494.5021p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Williams Roger Quarman           24 Jan 2006       Sale (Option)      5,565              1384.6909p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Winter Thomas Lawrence           25 Jan 2006       Sale (Option)      40,000             1472.2457p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Wong David                       8 Feb 2006        Sale (Option)      6,290              1462.0p         507           0.00
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Wong David                       17 Feb 2006       Sale (Option)      15,943             1490.0p         507           0.00
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Wowk Robert                      6 Feb 2006        Sale (Option)      11,267             1483.534p       Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Wowk Robert                      7 Feb 2006        Sale (Option)      13,039             1466.0389p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Wowk Robert                      7 Feb 2006        Sale (Option)      6,733              1475.0p         Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Wowk Robert                      10 Feb 2006       Sale (Option)      6,961              1480.3502p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Wowk Robert                      13 Feb 2006       Sale (Option)      7,831              1478.4361p      Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Wowk Robert                      15 Feb 2006       Sale (Option)      16,837             1461.706p       Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Zhang Benjamin                   6 Feb 2006        Sale (Option)      2,000              1485.557p       Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------

                                                                                                                      Page 24 of 30

Part B - Exercising Options

-------------------------------- ----------------- ------------------ ------------------ --------------- --------------------------
                                                                                                         Resultant holding of
                                                   Product name       Number of          Exercise price  shares under option
Name                             Date of           (e.g.              shares acquired    ((pound)) per   Number            %
                                 exercise          option/award)                         share
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Anderson Mark Stephen            6 Feb 2006        Option             3,000              993p            16,438       0.003
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Anderson Mark Stephen            6 Feb 2006        Option             5,000              1016p           11,438       0.002
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Baudhuin Kevin                   6 Feb 2006        Option             25,000             1016p           129,238      0.025
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Baudhuin Kevin                   6 Feb 2006        Option             27,918             937p            101,320      0.02
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Baudhuin Kevin                   6 Feb 2006        Option             13,267             993p            88,053       0.017
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Beech David                      24 Jan 2006       Option             5,000              937p            17,134       0.003
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Beech David                      3 Feb 2006        Option             5,000              1016p           12,134       0.002
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Beech David                      3 Feb 2006        Option             5,000              993p            7,134        0.001
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Beckmann Juergen                 2 Feb 2006        Option             3,750              1016p           5,094        0.0009
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Blachier Olivier                 27 Jan 2006       Option             1,000              993p            26,159       0.005
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Blachier Olivier                 27 Jan 2006       Option             3,750              1016p           22,409       0.004
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Blachier Olivier                 27 Jan 2006       Option             5,500              873.25p         16,909       0.003
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Blake James P                    27 Jan 2006       Option             1,498              937p            205,500      0.04
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Blake James P                    27 Jan 2006       Option             11,285             914p            194,215      0.038
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Blake James P                    27 Jan 2006       Option             12,801             851p            181,414      0.035
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Blake James P                    27 Jan 2006       Option             11,267             993p            170,147      0.033
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Blake James P                    6 Feb 2006        Option             5,000              980p            165,147      0.032
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Blake James P                    6 Feb 2006        Option             6,715              914p            158,432      0.031
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Blake James P                    6 Feb 2006        Option             7,199              851p            151,233      0.029
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Blake James P                    10 Feb 2006       Option             6,841              937p            144,392      0.028
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Blake James P                    10 Feb 2006       Option             6,961              1016p           137,431      0.027
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Blake James P                    10 Feb 2006       Option             2,660              993p            134,771      0.026
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Borowiec Stanley                 24 Jan 2006       Option             8,906              894p            152,619      0.03
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Borowiec Stanley                 24 Jan 2006       Option             5,569              851p            147,050      0.03
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Boroweic Stanley                 27 Jan 2006       Option             29,159             937p            117,891      0.022
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Botas Nelson                     2 Feb 2006        Option             1,000              1016p           Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Boyce James                      9 Feb 2006        Option             20,000             993p            93,294       0.018
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Boyce James                      9 Feb 2006        Option             20,000             1016p           73,294       0.014
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Boyce James                      9 Feb 2006        Option             24,000             937p            49,294       0.009
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Boyce James                      9 Feb 2006        Option             20,000             873.25p         29,294       0.006
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Bradley Christopher              8 Feb 2006        Option             10,000             1079p           94,194       0.018
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Bradley Christopher              8 Feb 2006        Option             23,195             776p            70,999       0.014
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Bradley Christopher              8 Feb 2006        Award              9,152              Nil             61,847       0.012
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Brett Lesley                     24 Jan 2006       Option             2,000              1016p           3,000        0.0006
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Brooks David Leonard             8 Feb 2006        Award              6,272              Nil             102,789      0.02
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Brooks David Leonard             13 Feb 2006       Option             10,000             993p            92,789       0.018
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Brooks David Leonard             13 Feb 2006       Option             20,000             1016p           72,789       0.014
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Brooks David Leonard             13 Feb 2006       Option             23,846             776p            48,943       0.009
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Brown Gordon John                24 Jan 2006       Option             30,000             937p            59,247       0.0115
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Brown Gordon John                24 Jan 2006       Option             15,000             993p            44,247       0.009
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Brown Gordon John                24 Jan 2006       Option             15,000             1016p           29,247       0.006
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Brown Gordon John                24 Jan 2006       Option             15,000             873.25p         14,247       0.003
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Browning Christopher Kenneth     26 Jan 2006       Option             10,000             1016p           23,444       0.005
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Browning Christopher Kenneth     27 Jan 2006       Option             10,000             873.25p         13,444       0.003
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Cedeno Eric G                    27 Jan 2006       Option             2,500              851p            24,345       0.005
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Cedeno Eric G                    27 Jan 2006       Option             3,000              993p            21,345       0.004
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Cedeno Eric G                    27 Jan 2006       Option             5,000              1016p           16,345       0.003
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Cedeno Eric G                    27 Jan 2006       Option             6,000              873.25p         10,345       0.002
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Cho Keon Hwan                    1 Mar 2006        Option             3,000              993p            3,000        0.0006
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Cho Keon Hwan                    1 Mar 2006        Option             3,000              1016p           Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Chutumstid Keerin                27 Jan 2006       Option             3,000              937p            20,736       0.004
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Chutumstid Keerin                27 Jan 2006       Option             3,000              993p            17,736       0.003
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Chutumstid Keerin                27 Jan 2006       Option             5,000              1016p           12,736       0.002
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Chutumstid Keerin                27 Jan 2006       Option             5,000              873.25p         7,736        0.001
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Cole Michael John                25 Jan 2006       Option             15,000             993p            142,514      0.028
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Cole Michael John                25 Jan 2006       Option             54,000             937p            88,514       0.017
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Cole Michael John                25 Jan 2006       Option             15,000             1016p           73,514       0.014
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Cole Michael John                7 Feb 2006        Option             25,256             776p            48,258       0.009
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Cole Micahel John                7 Feb 2006        Award              6,643              Nil             41,615       0.008
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Currie Bruce                     30 Jan 2006       Option             5,000              851p            36,228       0.007
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Currie Bruce                     30 Jan 2006       Option             4,500              937p            31,728       0.006
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Currie Bruce                     30 Jan 2006       Option             4,500              993p            27,228       0.005
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Currie Bruce                     16 Feb 2006       Option             5,000              1016p           22,228       0.004
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Currie Bruce                     16 Feb 2006       Option             5,328              873.25p         16,900       0.003
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------

                                                                                                                      Page 25 of 30

-------------------------------- ----------------- ------------------ ------------------ --------------- --------------------------
                                                                                                         Resultant holding of
                                                   Product name       Number of          Exercise price  shares under option
Name                             Date of           (e.g.              shares acquired    ((pound)) per   Number            %
                                 exercise          option/award)                         share
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Currie Bruce                     17 Feb 2006       Option             2,172              873.25p         14,728       0.003
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Dong Lian Zhong                  16 Feb 2006       Option             2,000              1016p           1,724        0.0003
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Donovan Gerald J                 24 Jan 2006       Option             10,000             937p            31,551       0.006
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Donovan Gerald J                 24 Jan 2006       Option             5,000              980p            26,551       0.005
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Donovan Gerald J                 24 Jan 2006       Option             5,000              914p            21,551       0.004
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Donovan Gerald J                 24 Jan 2006       Option             5,000              993p            16,551       0.003
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Donovan Gerald J                 24 Jan 2006       Option             5,000              1016p           11,551       0.002
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Donovan Gerald J                 24 Jan 2006       Option             5,000              873.25p         6,551        0.001
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Ellis Steven                     27 Jan 2006       Option             3,282              914p            58,956       0.011
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Ellis Steven                     21 Feb 2006       Option             1,718              914p            57,238       0.011
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Ellis Steven                     21 Feb 2006       Option             10,000             937p            47,238       0.009
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Emslie Brian Simpson             24 Jan 2006       Option             10,000             851p            142,252      0.028
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Emslie Brian Simpson             24 Jan 2006       Option             30,000             937p            112,252      0.022
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Emslie Brian Simpson             26 Jan 2006       Option             20,000             1016p           92,252       0.018
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Emslie Brian Simpson             26 Jan 2006       Option             13,000             993p            79,252       0.015
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Emslie Brian Simpson             10 Feb 2006       Award              7,603              Nil             71,649       0.014
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Evans John                       27 Jan 2006       Option             3,000              993p            22,679       0.004
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Evans John                       27 Jan 2006       Option             6,000              1016p           16,679       0.003
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Evans John                       17 Feb 2006       Option             5,000              873.25p         11,679       0.002
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Fleming Patricia                 10 Feb 2006       Option             5,000              873.25p         60,838       0.012
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Fleming Patricia                 10 Feb 2006       Option             5,000              851p            55,838       0.011
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Fleming Patricia                 10 Feb 2006       Option             5,000              914p            50,838       0.01
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Fleming Patricia                 21 Mar 2006       Option             8,000              937p            42,838       0.008
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Fleming Patricia                 21 Mar 2006       Option             7,500              993p            35,338       0.007
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Flynn Michael Kevin              24 Jan 2006       Option             10,000             873.25p         94,609       0.02
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Flynn Michael Kevin              24 Jan 2006       Option             7,500              851p            87,109       0.02
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Flynn Michael Kevin              24 Jan 2006       Option             10,000             993p            77,109       0.015
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Flynn Michael Kevin              24 Jan 2006       Option             10,000             1016p           67,109       0.013
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Flynn Michael Kevin              24 Jan 2006       Option             40,000             937p            27,109       0.005
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Ford James Alexander             24 Jan 2006       Option             30,000             1016p           117,923      0.023
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Ford James Alexander             26 Jan 2006       Option             15,000             993p            102,923      0.02
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Ford James Alexander             2 Mar 2006        Award              9,254              Nil             93,669       0.018
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Galbally Edward                  24 Jan 2006       Option             25,709             937p            166,091      0.03
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Galbally Edward                  24 Jan 2006       Option             30,000             993p            136,091      0.026
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Galbally Edward                  24 Jan 2006       Option             30,000             1016p           106,091      0.02
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Galbally Edward                  7 Feb 2006        Award              8,651              Nil             97,440       0.02
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Galbally Edward                  13 Feb 2006       Option             32,891             776p            64,549       0.013
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Gearing Richard John Newton      24 Jan 2006       Option             5,000              993p            20,430       0.004
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Gill Christopher                 14 Feb 2006       Option             2,500              1016p           15,067       0.003
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Gill Christopher                 17 Feb 2006       Option             5,000              873.25p         10,067       0.002
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Godley Russell Christopher       26 Jan 2006       Option             5,000              1016p           7,469        0.001
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Godley Russell Christopher       27 Jan 2006       Option             2,500              873.25p         4,969        0.001
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Gwynn Martin Alistair            24 Jan 2006       Option             45,000             937p            132,601      0.026
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Gwynn Martin Alistair            24 Jan 2006       Option             15,000             993p            117,601      0.023
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Gwynn Martin Alistair            24 Jan 2006       Option             25,000             1016p           92,601       0.018
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Gwynn Martin Alistair            6 Feb 2006        Option             20,729             776p            71,872       0.014
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Gwynn Martin Alistair            6 Feb 2006        Award              8,179              Nil             63,693       0.012
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Hamaguchi Hiroji                 27 Jan 2006       Option             5,000              1016p           Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Hart Bruce                       30 Jan 2006       Option             1,000              993p            6,286        0.001
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Hart Bruce                       1 Feb 2006        Option             3,000              1016p           3,286        0.001
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Harte Gareth                     27 Jan 2006       Option             3,500              993p            26,857       0.005
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Harte Gareth                     27 Jan 2006       Option             7,500              1016p           19,357       0.004
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Harte Gareth                     27 Jan 2006       Option             6,000              873.25p         13,357       0.003
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Hatcher David                    6 Feb 2006        Option             500                993p            23,706       0.005
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Hatcher David                    6 Feb 2006        Option             5,000              1016p           18,706       0.004
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Hatcher David                    6 Feb 2006        Option             5,000              873.25p         13,706       0.003
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Hayashitani Eiji                 6 Feb 2006        Option             3,000              1016p           Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Hemming Anthony Alfred           26 Jan 2006       Option             1,475              851p            34,921       0.007
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Hemming Anthony Alfred           31 Jan 2006       Option             5,000              993p            29,921       0.006
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Holzapfel Marc                   6 Feb 2006        Option             5,000              1016p           15,240       0.003
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Holzapfel Marc                   6 Feb 2006        Option             3,000              873.25p         12,240       0.002
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Hudson Bernard                   24 Jan 2006       Option             10,000             937p            33,856       0.007
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Hudson Bernard                   24 Jan 2006       Option             5,000              993p            28,856       0.006
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Hudson Bernard                   24 Jan 2006       Option             5,000              1016p           23,856       0.005
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Hudson Bernard                   24 Jan 2006       Option             10,000             873.25p         13,856       0.003
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------


                                                                                                                      Page 26 of 30

-------------------------------- ----------------- ------------------ ------------------ --------------- --------------------------
                                                                                                         Resultant holding of
                                                   Product name       Number of          Exercise price  shares under option
Name                             Date of           (e.g.              shares acquired    ((pound)) per   Number            %
                                 exercise          option/award)                         share
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Huggon Michael                   1 Feb 2006        Option             25,000             937p            105,529      0.02
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Huggon Michael                   1 Feb 2006        Option             10,000             993p            95,529       0.019
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Huggon Michael                   2 Feb 2006        Option             10,000             851p            85,529       0.017
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Huggon Michael                   2 Feb 2006        Option             4,000              914p            81,529       0.016
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Huggon Michael                   2 Feb 2006        Option             2,500              980p            79,029       0.015
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Huggon Michael                   2 Feb 2006        Option             2,500              919p            76,529       0.015
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Huggon Michael                   16 Feb 2006       Option             13,234             776p            63,295       0.012
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Hunton Nigel                     24 Jan 2006       Option             11,048             1016p           84,603       0.016
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Hunton Nigel                     26 Jan 2006       Option             2,952              1016p           81,651       0.016
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Hunton Nigel                     6 Feb 2006        Award              7,118              Nil             74,533       0.015
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Hunton Nigel                     16 Feb 2006       Option             18,041             776p            56,492       0.011
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Hyland Peter                     25 Jan 2006       Option             5,000              851p            41,123       0.008
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Hyland Peter                     25 Jan 2006       Option             4,500              937p            36,623       0.007
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Hyland Peter                     25 Jan 2006       Option             10,000             993p            26,623       0.005
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Hyland Peter                     25 Jan 2006       Option             10,000             1016p           16,623       0.003
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Hyland Peter                     25 Jan 2006       Option             7,500              873.25p         9,123        0.002
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Iantosca Alan                    31 Jan 2006       Option             18,000             993p            81,944       0.016
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Iantosca Alan                    14 Feb 2006       Option             18,000             1016p           63,944       0.012
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Iantosca Alan                    14 Feb 2006       Option             22,119             776p            41,825       0.008
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Iantosca Alan                    17 Feb 2006       Award              5,818              Nil             36,007       0.007
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Isaac Colin Gordon               6 Feb 2006        Award              6,025              Nil             60,382       0.012
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Isaac Colin Gordon               8 Feb 2006        Option             15,271             776p            45,111       0.009
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Jara Stuart                      26 Jan 2006       Option             3,159              937p            63,210       0.012
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Jara Stuart                      26 Jan 2006       Option             15,000             1016p           48,210       0.009
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Je Jong Gyoon                    31 Jan 2006       Option             3,000              937p            22,109       0.004
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Je Jong Gyoon                    31 Jan 2006       Option             3,000              993p            19,109       0.004
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Je Jong Gyoon                    31 Jan 2006       Option             5,000              1016p           14,109       0.003
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Je Jong Gyoon                    31 Jan 2006       Option             5,000              873.25p         9,109        0.002
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Jivakanun Narongsak              23 Feb 2006       Option             500                993p            14,563       0.003
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Jivakanun Narongsak              23 Feb 2006       Option             3,000              1016p           11,563       0.002
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Jivakanun Narongsak              23 Feb 2006       Option             3,000              873.25p         8,563        0.002
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Kimber Brett                     13 Feb 2006       Option             5,000              851p            34,501       0.007
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Kimber Brett                     13 Feb 2006       Option             5,000              937p            29,501       0.006
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Kobayashi Atsushi                7 Feb 2006        Option             3,500              993p            9,566        0.002
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Kobayashi Atsushi                7 Feb 2006        Option             2,000              1016p           7,566        0.001
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Kobayashi Atsushi                7 Feb 2006        Option             2,500              873.25p         5,066        0.0009
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Kornbluth Philip Steven          24 Jan 2006       Option             10,000             851p            96,276       0.019
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Kornbluth Philip Steven          24 Jan 2006       Option             16,000             937p            80,276       0.016
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Kornbluth Philip Steven          26 Jan 2006       Option             5,000              980p            75,276       0.015
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Kornbluth Philip Steven          26 Jan 2006       Option             8,000              914p            67,276       0.013
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Kornbluth Philip Steven          26 Jan 2006       Option             10,000             993p            57,276       0.011
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Kornbluth Philip Steven          6 Feb 2006        Option             15,000             1016p           42,276       0.008
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Kornbluth Philip Steven          6 Feb 2006        Option             17,000             873.25p         25,276       0.005
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Kusano Hiroshi                   27 Jan 2006       Option             13,000             993p            80,503       0.016
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Kusano Hiroshi                   27 Jan 2006       Option             14,000             1016p           66,503       0.013
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Lafleur Christian                27 Jan 2006       Option             1,000              993p            8,710        0.002
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Lafleur Christian                27 Jan 2006       Option             6,000              1016p           2,710        0.0005
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Lam Victor                       30 Jan 2006       Option             5,000              993p            18,317       0.003
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Lam Victor                       30 Jan 2006       Option             7,500              1016p           10,817       0.002
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Lam Victor                       30 Jan 2006       Option             5,000              873.25p         5,817        0.001
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Lavender-Jones Neil Anthony      26 Jan 2006       Option             2,500              851p            42,715       0.008
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Lavender-Jones Neil Anthony      26 Jan 2006       Option             5,000              937p            37,715       0.007
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Lavender-Jones Neil Anthony      26 Jan 2006       Option             3,500              993p            34,215       0.007
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Lavender-Jones Neil Anthony      26 Jan 2006       Option             5,500              1016p           28,715       0.006
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Lavender-Jones Neil Anthony      26 Jan 2006       Option             7,500              873.25p         21,215       0.004
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Le James Manh Trung              30 Jan 2006       Option             5,000              1016p           23,989       0.005
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Le James Manh Trung              30 Jan 2006       Option             3,000              937p            20,989       0.004
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Le James Manh Trung              30 Jan 2006       Option             3,000              993p            17,989       0.004
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Le James Manh Trung              30 Jan 2006       Option             5,000              873.25p         12,989       0.003
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Leeson Noel James                26 Jan 2006       Option             54,000             937p            93,934       0.018
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Leeson Noel James                26 Jan 2006       Option             15,000             993p            78,934       0.015
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Leeson Noel James                26 Jan 2006       Option             10,000             1016p           68,934       0.013
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Leeson Noel James                6 Feb 2006        Award              6,194              Nil             62,740       0.012
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Leeson Noel James                15 Feb 2006       Option             23,549             776p            39,191       0.008
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Lindsay David Neil               7 Feb 2006        Option             4,799              937p            16,716       0.003
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------

                                                                                                                      Page 27 of 30

-------------------------------- ----------------- ------------------ ------------------ --------------- --------------------------
                                                                                                         Resultant holding of
                                                   Product name       Number of          Exercise price  shares under option
Name                             Date of           (e.g.              shares acquired    ((pound)) per   Number            %
                                 exercise          option/award)                         share
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Lindsay David Neil               7 Feb 2006        Option             3,000              993p            13,716       0.003
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Lindsay David Neil               7 Feb 2006        Option             3,000              1016p           10,716       0.002
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
MacKay Ian                       30 Jan 2006       Option             10,000             1016p           29,305       0.006
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
MacKay Ian                       30 Jan 2006       Option             10,000             873.25p         19,305       0.004
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Matthews Jayne Susan             23 Feb 2006       Option             500                993p            10,515       0.002
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Matthews Jayne Susan             23 Feb 2006       Option             2,464              1016p           8,051        0.002
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Meyer Daniel Pierre              24 Jan 2006       Option             5,000              914p            96,531       0.019
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Meyer Daniel Pierre              27 Jan 2006       Option             10,454             937p            86,077       0.017
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Meyer Daniel Pierre              27 Jan 2006       Option             5,766              993p            80,311       0.016
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Meyer Daniel Pierre              31 Jan 2006       Option             4,000              1016p           76,311       0.015
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Meyer Daniel Pierre              8 Feb 2006        Option             5,000              914p            71,311       0.014
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Meyer Daniel Pierre              8 Feb 2006        Option             7,000              937p            64,311       0.013
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Meyer Daniel Pierre              17 Feb 2006       Option             2,546              937p            61,765       0.012
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Mitchell John                    27 Jan 2006       Option             10,000             937p            117,414      0.023
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Mitchell John                    27 Jan 2006       Option             5,000              914p            112,414      0.022
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Mitchell John                    27 Jan 2006       Option             1,736              894p            110,678      0.022
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Mitchell John                    27 Jan 2006       Option             5,000              851p            105,678      0.021
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Mitchell John                    27 Jan 2006       Option             12,000             993p            93,678       0.018
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Mitchell John                    27 Jan 2006       Option             18,000             1016p           75,678       0.015
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Mitchell John                    8 Feb 2006        Option             8,264              894p            67,414       0.013
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Mitchell John                    8 Feb 2006        Option             21,732             776p            45,682       0.009
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Mitchell John                    8 Feb 2006        Award              5,716              Nil             39,966       0.008
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Moyes Christopher                16 Feb 2006       Option             500                1016p           423          0.00
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Mudge Alexander John             7 Feb 2006        Option             13,675             776p            15,921       0.003
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Newnham Anthony                  9 Feb 2006        Option             500                993p            2,299        0.004
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Newlands Mark                    9 Feb 2006        Option             12,886             776p            47,882       0.009
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Newlands Mark                    9 Feb 2006        Award              5,084              Nil             42,798       0.008
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Occhipinti John                  24 Jan 2006       Option             10,000             919p            143,019      0.028
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Occhipinti John                  26 Jan 2006       Option             10,000             980p            133,019      0.026
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Occhipinti John                  27 Jan 2006       Option             6,715              914p            126,304      0.025
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Occhipinti John                  27 Jan 2006       Option             889                937p            125,415      0.024
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Occhipinti John                  27 Jan 2006       Option             2,366              1016p           123,049      0.024
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Oliver Karen                     24 Jan 2006       Option             1,799              937p            33,721       0.007
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Oliver Karen                     24 Jan 2006       Option             5,000              993p            28,721       0.006
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Oliver Karen                     24 Jan 2006       Option             8,000              873.25p         20,721       0.004
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Ormrod Stephen Ellis             24 Jan 2006       Option             30,000             937p            105,915      0.021
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Ormrod Stephen Ellis             25 Jan 2006       Option             14,000             1016p           91,915       0.018
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Ormrod Stephen Ellis             31 Jan 2006       Option             10,000             914p            81,915       0.016
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Ormrod Stephen Ellis             31 Jan 2006       Option             10,000             851p            71,915       0.014
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Ormrod Stephen Ellis             31 Jan 2006       Option             13,000             993p            58,915       0.011
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Owen Peter Frederick             26 Jan 2006       Option             20,000             937p            99,151       0.019
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Owen Peter Frederick             26 Jan 2006       Option             15,000             993p            84,151       0.016
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Owen Peter Frederick             26 Jan 2006       Option             15,000             1016p           69,151       0.013
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Owen Peter Frederick             6 Feb 2006        Option             16,881             776p            52,270       0.01
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Owen Peter Frederick             6 Feb 2006        Award              6,660              Nil             45,610       0.009
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Parker Clayton                   26 Jan 2006       Option             10,000             980p            172,758      0.034
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Parker Clayton                   26 Jan 2006       Option             18,000             914p            154,758      0.03
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Parker Clayton                   26 Jan 2006       Option             8,000              851p            146,758      0.03
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Parker Clayton                   26 Jan 2006       Option             18,000             993p            128,758      0.025
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Parker Clayton                   26 Jan 2006       Option             35,000             937p            93,758       0.018
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Parker Clayton                   26 Jan 2006       Option             25,000             1016p           68,758       0.013
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Parker Clayton                   6 Feb 2006        Option             23,494             776p            45,264       0.009
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Parker Clayton                   6 Feb 2006        Award              6,180              Nil             39,084       0.008
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Peckman Darron Roland            26 Jan 2006       Option             4,000              993p            16,618       0.003
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Peckman Darron Roland            26 Jan 2006       Option             6,500              1016p           10,118       0.002
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Peckman Darron Roland            27 Jan 2006       Option             5,000              873.25p         5,118        0.001
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Pilgrim David                    27 Jan 2006       Option             3,500              993p            22,052       0.004
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Pilgrim David                    27 Jan 2006       Option             3,750              1016p           18,302       0.003
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Pilgrim David                    27 Jan 2006       Option             6,000              873.25p         12,302       0.002
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Predmore Harry                   8 Feb 2006        Option             3,500              993p            8,572        0.002
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Redondo Maria Gabriela           26 Jan 2006       Option             5,000              1016p           5,832        0.001
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Shook Daniel                     6 Feb 2006        Option             20,792             776p            51,965       0.01
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Soltysik Andrzej                 28 Feb 2006       Option             5,000              980p            29,035       0.006
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Spence Patrick Charles Gordon    21 Feb 2006       Option             5,000              851p            99,715       0.02
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Spence Patrick Charles Gordon    21 Feb 2006       Option             5,000              937p            94,715       0.02
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------

                                                                                                                      Page 28 of 30

-------------------------------- ----------------- ------------------ ------------------ --------------- --------------------------
                                                                                                         Resultant holding of
                                                   Product name       Number of          Exercise price  shares under option
Name                             Date of           (e.g.              shares acquired    ((pound)) per   Number            %
                                 exercise          option/award)                         share
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Spence Patrick Charles Gordon    21 Feb 2006       Option             5,000              993p            89,715       0.02
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Spence Patrick Charles Gordon    21 Feb 2006       Option             16,946             1016p           72,769       0.014
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Stalica Lawrence                 24 Jan 2006       Option             3,500              873.25p         5,924        0.001
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Stevenson Leslie George          6 Feb 2006        Option             14,760             776p            37,973       0.007
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Stevenson Leslie George          6 Feb 2006        Award              5,823              Nil             32,150       0.006
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Struthers Philip                 30 Jan 2006       Option             2,500              980p            27,219       0.005
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Struthers Philip                 30 Jan 2006       Option             2,500              914p            24,719       0.005
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Struthers Philip                 30 Jan 2006       Option             3,000              993p            21,719       0.004
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Struthers Philip                 6 Feb 2006        Option             5,000              1016p           16,719       0.003
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Taylor David William             24 Jan 2006       Option             2,500              914p            68,332       0.013
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Taylor David William             24 Jan 2006       Option             3,000              851p            65,332       0.013
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Taylor David William             24 Jan 2006       Option             15,000             937p            50,332       0.01
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Taylor David William             24 Jan 2006       Option             10,000             993p            40,332       0.008
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Taylor David William             24 Jan 2006       Option             10,000             1016p           30,332       0.006
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Taylor David William             24 Jan 2006       Option             10,000             873.25p         20,332       0.004
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Thitamethee Thanachai            20 Mar 2006       Option             500                993p            3,400        0.001
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Thitamethee Thanachai            20 Mar 2006       Option             1,000              1016p           2,400        0.0005
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Thomas Philip Nigel              26 Jan 2006       Option             7,500              851p            66,833       0.013
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Thomas Philip Nigel              26 Jan 2006       Option             15,000             937p            51,833       0.01
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Thomas Philip Nigel              26 Jan 2006       Option             7,000              914p            44,833       0.009
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Thomas Philip Nigel              26 Jan 2006       Option             10,000             873.25p         34,833       0.007
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Thomas Philip Nigel              2 Feb 2006        Option             10,000             993p            24,833       0.005
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Turner Peter Andrew              9 Mar 2006        Option             13,466             776p            54,226       0.01
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Turner Peter Andrew              9 Mar 2006        Award              5,313              Nil             48,913       0.009
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Watkins Alan Michael             30 Jan 2006       Option             1,979              993p            63,186       0.012
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Watkins Alan Michael             30 Jan 2006       Option             15,000             1016p           48,186       0.009
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Watson Jeremy Daniel             26 Jan 2006       Option             5,500              1016p           5,000        0.001
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Watson Jeremy Daniel             27 Jan 2006       Option             5,000              993p            Nil
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Williams Roger Quarman           24 Jan 2006       Option             5,565              873.25p         37,671       0.013
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Winter Thomas Lawrence           25 Jan 2006       Option             10,000             937p            39,556       0.007
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Winter Thomas Lawrence           25 Jan 2006       Option             5,000              993p            34,556       0.007
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Winter Thomas Lawrence           25 Jan 2006       Option             10,000             1016p           24,556       0.005
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Winter Thomas Lawrence           25 Jan 2006       Option             15,000             873.25p         9,556        0.002
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Wong David                       8 Feb 2006        Award              6,290              Nil             56,068       0.01
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Wong David                       17 Feb 2006       Option             15,943             776p            40,125       0.008
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Wowk Robert                      6 Feb 2006        Option             11,267             993p            107,032      0.02
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Wowk Robert                      7 Feb 2006        Option             6,733              993p            100,299      0.02
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Wowk Robert                      7 Feb 2006        Option             13,039             1016p           87,260       0.017
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Wowk Robert                      10 Feb 2006       Option             6,961              1016p           80,299       0.016
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Wowk Robert                      13 Feb 2006       Option             7,831              776p            72,468       0.014
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Wowk Robert                      15 Feb 2006       Option             16,837             776p            55,631       0.01
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------
Zhang Benjamin                   6 Feb 2006        Option             2,000              1016p           3,114        0.0006
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -------------

                                                                                                                      Page 29 of 30

                                    SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:  March 27, 2006



                                        By:    /s/   Sarah Larkins
                                              ----------------------------------
                                              Name:  Sarah Larkins
                                              Title: Assistant Company Secretary